Exhibit 3.1.1
CERTIFICATE OF AMENDMENT
TO THE
SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CROSSROADS SYSTEMS, INC.

Pursuant to Section 242 of
the General Corporation Law of the
State of Delaware

Crossroads Systems, Inc., a Delaware corporation (the “Company”), does hereby certify as follows:

1.           The name of the Company is Crossroads Systems, Inc.

2.           The Sixth Amended and Restated Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on October 19, 1999.

3.           Article IV of the Sixth Amended and Restated Certificate of Incorporation of the Company is hereby amended by adding subsection D to the end of Article IV, Section 4.2 to read as follows:

“D.           Reverse Stock Split.  Effective at 5:00 p.m., Eastern time, on August 12, 2011, (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be combined and reclassified into a smaller number of shares such that each four (4) shares of issued Common Stock immediately prior to the Effective Time are reclassified into one (1) share of Common Stock (the “Reverse Stock Split”).  Notwithstanding the immediately preceding sentence, no fractional shares shall be issued.  Stockholders who otherwise would be entitled to receive fractional share interests of Common Stock in connection with the Reverse Stock Split shall, with respect to such fractional interest, be rounded up to the nearest whole share.  Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined and reclassified, provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined and reclassified.”

4.           This Certificate of Amendment was adopted by the approval of the stockholders of the Company at an annual meeting of the stockholders held April 20, 2011 in accordance with the provisions of Sections 211 and 242 of the General Corporation Law of the State of Delaware.

5.           This Certificate of Amendment shall be effective at 5:00 p.m., Eastern time, on August 12, 2011.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be duly executed this 10th day of August, 2011.

CROSSROADS SYSTEMS, INC.

By:	/s/ Jennifer Crane
Name: Jennifer Crane
Title: CFO